FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                    Pursuant to Rule 13a - 16 or 15d - 16 of
                      the Securities Exchange Act of 1934

                           Report of Foreign Issuer


                               30 June 2003



                           CRH - Trading Statement


                           CRH public limited company
                          Belgard Castle, Clondalkin,
                              Dublin 22, Ireland.
                    (Address of principal executive offices)


(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

                          Form 20-F X     Form 40-F


(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
1934).


                                 Yes      No X


(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________).



Enclosure:    Trading Statement



                      N  E  W  S      R  E  L  E  A  S  E

                                                                 30th June 2003


                      CRH PRE-CLOSE INTERIM TRADING UPDATE


CRH plc, the international building materials group, is issuing this trading update for the half-year ending 30th June 2003, in advance of its close period. The Interim Results for the six months ending 30th June 2003 are due to be announced on Tuesday, 2nd September 2003.


Overview


Our AGM statement issued on 7th May 2003 highlighted the generally unfavourable weather conditions experienced across our operations in the first four months of the year and the impact of a weaker US dollar, which adversely impacts the translation of CRH's US profits into euro. Against this background, and with continuing unseasonal US weather patterns through May and June, CRH expects to report pre-tax profit in the range euro 155 million to 160 million for the six months to 30th June 2003. This compares with pre-tax profit of euro 196 million for the six months to 30th June 2002. Currency translation effects will account for approximately euro 10 million of this reduction.


The second half of the year is traditionally significantly more profitable for CRH than the first six months, mainly due to the marked second half bias in the activity levels and profitability of our US operations. Profit before tax for the full year 2002 amounted to euro 856 million of which euro 660 million was earned in the second half of the year. Given a return to normal weather for the remainder of 2003, we expect that, before currency translation effects, full year profit before tax will be ahead of last year.


Republic of Ireland


The trends in construction demand evident in the second half of 2002 have continued through the first half of 2003 boosted by very favourable weather conditions in March and April. Residential construction has been particularly buoyant resulting in double-digit percentage increases in cement, concrete blocks and readymixed volumes. Activity on major infrastructural projects under the National Development Plan has continued at a good pace through the first six months although completion of a number of major projects has resulted in a small decline in blacktop volumes compared with 2002. Commercial and industrial construction continued weak during the period. Overall, we anticipate higher profits for the first half of 2003.


Britain and Northern Ireland


Ibstock brick volumes in the first half of 2003 were broadly in line with the 2002 level. A combination of achieved price increases together with the benefits of a more favourable natural gas supply contract are likely to offset the impact of increased costs. Our UK concrete activities enjoyed good demand and expect to report improved first half profits as does our insulation business. In the Materials Division, residential demand in Northern Ireland continues at a reasonable level and, after a slow start, road maintenance activity has picked up in recent months.


Compared with first half 2002, the euro was on average approximately 9% stronger versus Sterling in the first half of 2003 which gives rise to an adverse translation impact at operating profit level for the first half of 2003. Thus, although underlying first half profits are expected to be ahead in Sterling terms the translation impact is likely to result in lower euro profits.


Mainland Europe


Trading patterns in Mainland Europe in the first half of 2003 have been generally weak exacerbated by an exceptionally cold first quarter in Northeastern Europe.


The Materials Division has been most impacted by the severe winter conditions and first half operating profits will be lower than last year's level. Cement demand in Poland was severely affected in the first quarter and although demand improved in the second quarter, first half volumes registered sharp declines with a consequent impact on operating profit. Our Finnish operations have also suffered first half volume and profit declines although to a lesser extent than in Poland. Our Swiss companies experienced more normal seasonal demand levels, however, with a slowing economy profits have lagged 2002 levels. In Spain, our operations have seen further strong volume gains, but a very competitive market is expected to result in a first half outcome similar to last year. Despite ongoing political unrest, our 25% Israeli joint venture has performed well.


Our Products and Distribution Division is expected to report similar profits to 2002 reflecting the incremental benefit of 2002 and 2003 acquisitions. The Concrete Products Group continues to be affected by general weakness in residential and commercial markets but, helped by the inclusion of EHL (acquired May 2002) and Douterloigne (acquired August 2002), expects similar first half results to 2002. In both the Clay Products and Insulation Groups, markets have remained difficult resulting in little change in operating profits compared with 2002. In the Building Products Group, our Fencing & Security group has maintained underlying profits while benefiting from the inclusion of Adronit (acquired March 2003). The Daylight & Ventilation activities continue to experience a difficult German market. The inclusion of Plakabeton, the Belgian-based metal building accessories business acquired in April 2003, will contribute modestly to first half results. Operations in our Distribution Group, which in the full year 2002 accounted for 53% of this Division's sales and 43% of its operating profits, have started the year well.


Overall, first half profits from Mainland Europe are expected to be slightly lower than last year.


The Americas


In the Materials Division, while there are regional variations across the country, overall state lettings have continued at a stable level and order books are good. Exceptionally wet weather in the Northeast and Midwest during the second quarter has delayed the commencement of the construction season; however, our operations in the Western states have enjoyed more normal conditions. As a result, the first half US dollar outcome for this Division is expected to be lower than in 2002.


The Products and Distribution Division has also been impacted by poor weather which has restricted both residential and non-residential construction activity and product shipments. The Precast Group has suffered most against a backdrop of continuing declines in non-residential construction. The Architectural Products Group has to date seen a slower than anticipated pick up in seasonal homecentre demand, due to wet weather, and lower brick sales, largely as a result of slowing activity in high-end residential construction. However, both the Glass and Distribution Groups have continued to perform well. First half profits in US dollar terms for this Division are also expected to show a reduction on 2002 levels.


The average US dollar profit and loss account translation rate for the first half of 2003 is US$1.105 to the euro compared with US$0.8979 in the first half of 2002 which gives rise to an adverse translation impact at operating profit level for the Americas for the period. This combined with the adverse weather conditions experienced in the first six months of 2003 is expected to result in first half euro operating profits from the Americas being significantly lower than last year.


It should be noted that due to the marked seasonality of our US businesses, over 80% of CRH's US dollar operating profits are typically generated in the second half of the year.


Financial


The Group's cash flow and financial position remains strong. This, combined with the favourable translation impact primarily from the weaker dollar, will be reflected in a lower first half interest charge and EBITDA/net interest cover for the 12 months to end June 2003 in excess of 12 times.


Development


Our development teams continue to deliver an ongoing strong deal flow with acquisition activity in the first half of 2003 amounting to over euro 550 million. This comprises the purchase of S.E. Johnson, announced on 16th May, and 19 small to medium sized bolt-on deals announced in today's first half Development Strategy Update released in conjunction with this trading update.


Outlook


As we move into the significantly more profitable second half of the year the traditional pick-up in activity levels is now well underway. While markets are likely to remain difficult for the remainder of 2003, we anticipate that, given normal seasonal weather patterns, underlying second half activity levels will be broadly similar to 2002.


We anticipate higher full year US profits in local currency terms, but the weaker US dollar will have a more significant adverse impact than in the first half due to the marked second half bias of US profitability. A continuation of the current US$/euro exchange rate of $1.14 would result in a full year average rate of $1.12 (2002: $0.9456) which, combined with the projected average rates for other currencies versus the euro, would have had an adverse full year impact of euro 85 million, equivalent to approximately 10% of last year's pre-tax profit level. Notwithstanding the current weakness of the US dollar, we are convinced that economic prospects in the United States remain positive.


We continue our strong focus on cash generation, cost control, efficiency improvements and the recovery of higher input costs and on delivering a further good level of development spend in the second half of the year. At this stage it seems likely that these measures will not be sufficient to offset the adverse currency translation impact of the stronger euro on our results for the year as a whole. However, we expect that, before currency translation effects, profit before tax will be ahead of last year.

                                     -----


This trading update contains certain forward-looking statements as defined under US legislation. By their nature, such statements involve uncertainty; as a consequence, actual results and developments may differ from those expressed in or implied by such statements depending on a variety of factors including the specific factors identified in this trading update and other factors discussed in our Annual Report on Form 20-F filed with the SEC.

                                     -----


CRH will host an analysts' conference call at 8.30 a.m. BST on 30 June 2003 to discuss this statement and the Development Strategy update. The dial-in number is +353 1 439 0430.


A recording of the conference call will be available from 10:30 a.m. BST on 30 June 2003 by dialling +353 1 2400041. The security code for the replay will be 244696#.



Contact at Dublin 404 1000 (+353 1 404 1000)


Liam O'Mahony Chief Executive
Harry Sheridan Finance Director
Myles Lee Finance Director - Designate


CRH plc, Belgard Castle, Clondalkin, Dublin 22, Ireland TELEPHONE +353.1.4041000
                               FAX +353.1.4041007
   E-MAIL mail@crh.com WEBSITE www.crh.com Registered Office, 42 Fitzwilliam
                           Square, Dublin 2, Ireland


                                   SIGNATURE


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                  CRH public limited company
                                                         (Registrant)





Date:     30 June 2003



                                                    By: ___/s/ M. P. Lee___

                                                        M. P. Lee
                                                   Finance Director Designate